SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 3
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-6 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 7-11 hereof, except for (i) the text under the caption “Recent Developments—The Federal Republic of Germany—Excessive Deficit Procedure” to which the text under the caption “Recent Developments—The Federal Republic of Germany— Excessive Deficit Procedure” on page 10 hereof shall be added and (ii) the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” to which the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 10 and 11 hereof shall be added.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 2, 2009 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On January 28, 2010, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.3999 U.S. dollar (EUR 0.7143 per U.S. dollar).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average(1)	High	Low
Quarter ended December 31, 2009	1.4332	1.4694	1.5100	1.4243

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for November and December 2009, as reported by the Federal Reserve Bank of New York.

2009	High	Low
November	1.5085	1.4658
December	1.5100	1.4243
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Preliminary Results for the Year Ended December 31, 2009
     The following information is primarily derived from KfW’s press release and related press conference of January 28, 2010 announcing selected preliminary results for the full year ended December 31, 2009. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and are subject to adjustment. KfW expects to release its consolidated and unconsolidated audited financial statements for 2009 in March 2010.
     At December 31, 2009, KfW’s consolidated total assets amounted to EUR 400.2 billion, an increase of 1.4%, or EUR 5.3 billion, compared to EUR 394.8 billion at December 31, 2008. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees, irrevocable commitments for loans, grants and guarantees) increased by 4.6% or EUR 20.8 billion, to EUR 474.9 billion at December 31, 2009, principally due to a growth in irrevocable commitments.
     KfW expects its group operating result before valuation for 2009 to be substantially higher than for 2008. The group’s operating result before valuation is before risk provisions for lending business, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments. Accordingly, KfW expects to post full-year consolidated results for 2009 that are in line with the positive financial performance during the first three quarters of 2009.
Promotional Business Volume
     The following table sets forth a breakdown of commitments by business areas for 2009 as compared to 2008. As previously reported, KfW reorganized its business areas in early 2009. For comparative purposes, the commitments for 2008 have been adjusted to reflect the changed organizational structure.

Promotional Business Volume by Business Area

	Year ended December 31,
	2009 (1)	2008
	(EUR in millions)
KfW Mittelstandsbank (2)	23,766	17,027
KfW Privatkundenbank	16,094	14,856
KfW Kommunalbank	9,358	11,561
Export and project finance (KfW IPEX-Bank)	8,910	17,552
Promotion of developing and transition countries	4,497	4,873
of which KfW Entwicklungsbank	3,482	3,648
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,015	1,225
Financial markets	1,537	1,938
of which securitization commitments (3)	1,537	1,578
Others	98	37

Total promotional business volume (4)(5)	63,867	67,791

(1)	Preliminary and unaudited.

(2)	Commitment figures for 2009 include commitments under the KfW Sonderprogramm, which were first made in the beginning of 2009. These commitments include EUR 577 million that will not be disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but on or before December 31, 2009.

(3)	Including EUR 3.4 million for the refinancing of export loans covered by HERMES.

(4)	Total promotional business volume has been adjusted for commitments of EUR 394 million in 2009 (2008: EUR 52 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(5)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year. Commitments for 2008 have been adjusted on the basis of revisions to the reporting methodology which were introduced in 2009. As a result, commitments for 2008 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.
     In 2009, KfW’s total promotional business volume declined to EUR 63.9 billion from EUR 67.8 billion in 2008. While commitments in KfW’s domestic business areas, KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank, increased to EUR 49.2 billion in 2009 compared to EUR 43.4 billion in 2008, the global financial and economic crisis affected the results of the remaining business areas.
     Commitments of KfW Mittelstandsbank increased to EUR 23.8 billion in 2009 from EUR 17.0 billion in 2008. This significant increase of 40% was mainly driven by commitments under the KfW Sonderprogramm amounting to EUR 7.2 billion in 2009, which were first made in 2009.
     Commitments of KfW Privatkundenbank increased to EUR 16.1 billion in 2009 from EUR 14.9 billion in 2008.
     KfW Kommunalbank’s commitments declined to EUR 9.4 billion in 2009 from EUR 11.6 billion in 2008. This decrease principally resulted from a decline of about EUR 1.9 billion in global funding facilities to Landesförderinstitute.
     Commitments in KfW’s export and project finance business made by KfW IPEX-Bank in 2009 amounted to EUR 8.9 billion compared with EUR 17.6 billion in 2008. This significant decrease was due, in particular, to investment plans being postponed by companies in Germany and abroad, which resulted in significantly reduced demand for loans.
     Commitments made by KfW Entwicklungsbank decreased slightly to EUR 3.5 billion in 2009 compared to EUR 3.6 billion in 2008. Commitments of DEG decreased, amounting to EUR 1.0 billion in 2009 compared to EUR 1.2 billion in 2008.
     Commitments under KfW’s financial markets business declined to EUR 1.5 billion in 2009 from EUR 1.9 billion in 2008.

Sources of Funds
     The volume of funding raised in the capital markets in 2009 was EUR 74.7 billion compared to EUR 75.3 billion in 2008. In 2009, 44% of such funding was raised in euro, 34% in U.S. dollars and the remainder in 17 other currencies. KfW expects its volume of funding to be raised in the capital markets in 2010 to be in a range of approximately EUR 70 billion to EUR 75 billion.

THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
3rd quarter 2008	-0.3	0.8
4th quarter 2008	-2.4	-1.8
1st quarter 2009	-3.5	-6.7
2nd quarter 2009	0.4	-5.8
3rd quarter 2009	0.7	-4.8
     The German economy expanded in the third quarter of 2009 compared to the preceding quarter, continuing the slight upward trend observed in the second quarter of 2009. Economic growth in the third quarter of 2009 was supported by capital formation, which increased in construction (+1.5%) and machinery and equipment (+0.8%). Because the increase of imports of goods (+6.5%) exceeded the increase of exports of goods (+4.9%), the resulting balance of exports and imports had a downward effect on growth (contribution to growth of
–0.5 percentage points). This effect was more than offset by an increase in inventories (contribution to growth of +1.5 percentage points). Total final consumption expenditure had a dampening effect on growth, with household consumption decreasing (-0.9%) and government final consumption expenditure increasing only slightly (+0.1%).
     Compared with the third quarter of 2008 GDP in the third quarter of 2009 declined significantly (-4.8%), although less than in the second quarter of 2009.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2009, press release of November 24, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/11/PE09__445__811,templateId=renderPrint.psml).
     The German economy contracted in 2009 for the first time in six years. According to provisional calculations of the Federal Statistical Office, the decline of –5.0% in real GDP in 2009 compared to 2008 was the largest recorded since World War II. The economic slump occurred mainly in the winter half-year of 2008/2009. During the year, there were signs that economic development would stabilize slightly on the new, lower level. When examining the calendar-adjusted figures, the decline in GDP remained unchanged at –5.0%, as the number of working days in 2009 was nearly the same as in 2008. In 2008, real GDP had increased slightly by 1.3% (calendar-adjusted: 1.0%); and in 2007, it had increased by 2.5% (calendar-adjusted: 2.6%), in each case compared to the previous year.
     Both exports and capital formation in machinery and equipment slumped heavily in 2009. Foreign trade, which in previous years had been a major driving force of growth in the German economy, slowed down economic development in 2009. While exports declined by 14.7%, the decrease was just 8.9% for imports. Accordingly, as in 2008, the balance of exports and imports contributed negatively to GDP growth, although the negative contribution was significantly larger in 2009 (–3.4 percentage points) than in 2008 (–0.3 percentage points). Gross fixed capital formation in machinery and equipment declined by 20.0% compared to 2008, while gross fixed capital formation in construction decreased by only 0.7% compared to 2008. Only final consumption expenditure contributed positively to GDP growth, with final consumption expenditure of households increasing by 0.4% and government final consumption expenditure rising by 2.7% in 2009 compared to 2008.
Source: Statistisches Bundesamt, Germany experiencing serious recession in 2009, press release of January 13, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__012__811,templateId=renderPrint.psml).

Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year
December 2008	0.3	1.1
January 2009	-0.5	0.9
February 2009	0.6	1.0
March 2009	-0.1	0.5
April 2009	0.0	0.7
May 2009	-0.1	0.0
June 2009	0.4	0.1
July 2009	0.0	-0.5
August 2009	0.2	0.0
September 2009	-0.4	-0.3
October 2009	0.1	0.0
November 2009	-0.1	0.4
December 2009	0.8	0.9
     On an annual average, the consumer price index for Germany rose by 0.4% in 2009 compared with 2008, representing the lowest year-on-year rate of price increase since German reunification in 1990. The low year-on-year rate of price increase in 2009 was mainly due to price decreases for mineral oil products (-15.8%) and food (-1.3%) compared to 2008. Lower prices than in 2008 were also recorded for communication (-2.2%) and in education due to the increased offer of free nursery school years in some Länder (-4.1%). In 2009 overall, price rises compared to 2008 were recorded in many areas, including housing and alcoholic beverages and tobacco.
     The increase in the consumer price index in December 2009 compared to December 2008 represents an acceleration of the year-on-year price trend recorded in November 2009 (+0.4%) The increase of the inflation rate in December 2009 compared to December 2008 was mainly due to price increases for energy products, especially significant increases in prices for mineral oil products, which more than offset price decreases for gas and charges for central and remote heating. Excluding mineral oil products, the inflation rate in December 2009 compared to December 2008 would have been significantly lower at 0.5%.
Source: Statistisches Bundesamt, Consumer prices in 2009: +0.4% on the previous year, press release of January 14, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__013__611,templateId=renderPrint.psml).

Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
December 2008	7.2	7.1
January 2009	7.4	7.2
February 2009	8.0	7.3
March 2009	7.7	7.4
April 2009	7.6	7.6
May 2009	7.4	7.6
June 2009	7.4	7.6
July 2009	7.6	7.6
August 2009	7.7	7.6
September 2009	7.3	7.6
October 2009	7.0	7.5
November 2009	7.0	7.5
December 2009	7.2	7.5

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons decreased by approximately 211,000, or 0.5%, in December 2009 compared to December 2008. Compared to November 2009, the number of employed persons in December 2009 increased by approximately 35,000 after elimination of seasonal variations.
     The seasonally adjusted number of unemployed persons in December 2009 increased by approximately 160,000, or 4.9%, compared to December 2008. Compared to November 2009, the seasonally adjusted number of unemployed persons in November 2009 declined by more than 10,000, or 0.5%.
     According to provisional calculations of the Federal Statistical Office, the number of persons in employment amounted to about 40.171 million on an annual average in 2009. This represents a decrease of 49,000 persons, or 0.1%, compared to the annual average of 2008. The number of unemployed increased by 154,000 persons to 3.295 million on an annual average in 2009. Consequently, 4.9% more people were unemployed in 2009 than in 2008. The unemployment rate increased to an average of 7.6% in 2009 from an average of 7.2% in 2008.
Sources: Statistisches Bundesamt, Employment in December 2009: Decrease in employment slowing down in December
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml);
Statistisches Bundesamt, Volkswirtschaftliche Gesamtrechnungen, Einwohner und Erwerbsbeteiligung (Inländerkonzept) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Statistiken/Arbeitsmarkt/ILOArbeitsmarktstatistik/Tabellen/Content50/EinwohnerErwerbsbeteiligung,templateId=renderPrint.psml).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to November 2009	January to November 2008
Foreign trade	122.9	171.0
Services	-18.0	-14.5
Factor income (net)	38.9	40.1
Current transfers	-34.3	-33.9
Supplementary trade items	-10.4	-11.4

Current account	99.1	151.3

Source: Statistisches Bundesamt, German exports in November 2009: –3.1% on November 2008, press release of January 8, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__006__51,templateId=renderPrint.psml).
Excessive Deficit Procedure
     On November 11, 2009, the European Commission, taking into account an opinion of the Economic and Financial Committee and its own report issued in October 2009 based on notifications from Germany that the general government deficit was expected to exceed the reference value of 3% of GDP in 2009, recommended that the Ecofin Council rule on the existence of an excessive deficit in Germany. On December 2, 2009, the Ecofin Council opened a excessive deficit procedure for Germany. Having found that special circumstances caused by the global economic crisis allowed for correction of the deficit in the medium term (rather than the short term), the Ecofin Council called on Germany to reduce its deficit to below the 3% of GDP threshold by 2013.
     Based on first preliminary calculations of the Federal Statistical Office, the German general government deficit was 3.2% of GDP in 2009. Furthermore, the Federal Government currently expects the deficit to rise to nearly 6% of GDP in 2010 due to further shortfalls in tax revenues and increasing public expenditures. In addition, the Federal Government expects general government debt to amount to 73% of GDP in 2009 and to rise to 78% of GDP in 2010.
Sources: European Commission, Commission Opinion on the existence of an excessive deficit in Germany, dated November 11, 2009
(http://ec.europa.eu/economy_finance/publications/publication16164_en.pdf); Council of the European Union, Council opens excessive deficit procedures for nine member states and follows up its recommendations to five others, press release of December 2, 2009
(http://www.se2009.eu/polopoly_fs/1.26243!menu/standard/file/111688.pdf); Federal Ministry of Finance, Bundeskabinett billigt Haushaltsentwurf 2010, press release of December 16, 2009
(http://www.bundesfinanzministerium.de/DE/Presse/Pressemitteilungen/Finanzpolitik/2009/12/20091612__PM58.html); Statistisches Bundesamt, Germany experiencing serious recession in 2009, press release of January 13, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__012__811,templateId=renderPrint.psml).
Other Recent Developments
     In December 2009, within the framework set out by the law on the further stabilization of the financial market (Gesetz zur Fortentwicklung der Finanzmarktstabilisierung), the first liquidation sub-agency (Abwicklungsgesellschaft) was established for WestLB AG (“WestLB”), a Landesbank. The establishment of this liquidation sub-agency permits WestLB to spin off a portfolio of structured securities, other risk positions and non-strategic business operations in a total amount of EUR 85 billion and to focus on its core business.

     In addition, according to a recent press release issued by Hypo Real Estate Holding AG (“HRE”), HRE has also applied for the establishment of a liquidation sub-agency, to which it plans to transfer a portfolio of assets in an amount of up to EUR 210 billion. The transfer is scheduled to take place in the second half of 2010 once all necessary approvals have been obtained from the responsible corporate bodies and institutions.
Sources: SoFFin Bundesanstalt für Finanzmarktstabilisierung, Bundesanstalt für Finanzmarktstabilisierung errichtet Abwicklungsanstalt der WestLB, press release of December 14, 2009 (http://www.soffin.de/presse_archiv_14.12.09.php); Hypo Real Estate Holding AG, HRE submits application for a transfer of assets, press release of January 21, 2010 (http://www.hyporealestate.com/eng/pdf/1001AidA_Antrag_FINAL_e.pdf).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
	Title:	Vice President
Date: January 29, 2010